February 17, 2017

Mr. Kevin J. Kuhar,

Accounting Branch Chief

Securities and Exchange Commission

Office of Electronics and Machinery

Washington, D.C. 20549

Re:	Lakeland Industries, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 21, 2016
File No. 000-15535

Dear Mr. Kuhar:

The following is our response to the comment of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 6, 2016 (the “Comment Letter”) with respect to the referenced filing by Lakeland Industries, Inc. (the “Company”). All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 31, 2016

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 36

1.	We note your response to comment 2, please provide the audited financial statements of Lakeland Brasil S.A. with the unqualified opinion when the audit is complete.

1.	Response

The Company worked with Mazars Auditores Independentes for an unqualified opinion on the financial statements of Lakeland Brasil S.A. as of and for the fiscal year ended January 31, 2015 and this opinion has been obtained. The Amendment to Form 10-K is being filed today to include this opinion. Please note that there were no changes to the consolidated financial statements of Lakeland Industries, Inc. and we did not include the financial statements of Lakeland Brazil S.A. in the Amendment as such is not required.

If you have any questions, or if we can be of assistance with respect to the foregoing, please do not hesitate to contact me at (256) 350-3873.

Very truly yours,

/s/ Teri W. Hunt
Teri W. Hunt
Chief Financial Officer